4-8-02

02027492

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period March 12, 2002 to April 8, 2002

Anthony Clark International Insurance Brokers Ltd.
(Translation of registrant's name into English)

10333 Southport Road S.W., Suite 355, Calgary, Alberta, Canada T2W 3X6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ___X___ Form 40-F ______

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Anthony Clark International Insurance Brokers Ltd.
(Registrant)

Date: April 8, 2002

By ______________
(Signature)*

Joseph P. Giuffre
(Name)

Secretary and Director
(Title)

* Print the name and title of the signing officer under his signature.

25870.1

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Suite 355, 10333 Southport Road S.W.
Calgary, Alberta T2W 3X6
Tel: (403) 278-8811 – Fax (403) 225-5745

ENGAGEMENT OF INVESTMENT BANKER

Calgary, Alberta, Canada – April 3, 2002 -- **ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD: ACKBF)** is pleased to announce that it has entered into an investment banking agreement with San Francisco area based, GVC Financial Services, LLC to assist Anthony Clark pursue its financing strategy of seeking, structuring and negotiating debt and equity capital from targeted financial sources to finance its ongoing general insurance brokerage acquisition strategy.

Anthony Clark International Insurance Brokers Ltd., founded in 1989, has expanded through internal growth and the acquisition of 17 general insurance brokerages and processes over $30,000,000 in insurance premiums for its 15,000 customers.

For further information:

Press Contacts – North America	Barry Kaplan Barry Kaplan Associates New Jersey Telephone: (732) 747-0702 Email: smallkap@aol.com
Anthony Clark International Insurance Brokers Ltd.	Mr. Tony Consalvo, C.O.O. Telephone: (403) 225-5100 Email:investors@aclarkinsurance.com

On behalf of
ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

"Primo Podorieszach"

Primo Podorieszach, C.E.O.